UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: July 28, 2006

                        Commission File Number 001-12510
                                               _________

                                   ROYAL AHOLD
                 ______________________________________________
                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
                 ______________________________________________
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F ___
                             ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   __                  No    X
                                                 ___

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On July 28, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Drs. W.C.M. Oud has voluntarily withdrawn with prejudice his appeal, as announced by the Company on July 21, 2006, against the final order and judgment approving the Company's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation." A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             KONINKLIJKE AHOLD N.V.


Date: July 31, 2006         /s/ P.N. Wakkie
                            _______________________________
                            By:    P.N. Wakkie
                            Title: EVP & Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:


Exhibit  Description
-------  -----------

99.1 Press release dated July 28, 2006, in which Royal Ahold announces that Drs. W.C.M. Oud has voluntarily withdrawn with prejudice his appeal, as announced by the Company on July 21, 2006, against the final order and judgment approving the Company's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation"